UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                  ------------


             Information Statement Pursuant To Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934


                         GOLF-TECHNOLOGY HOLDING, INC.
- ----------------------------------------------------------------------------
                                (Name of Issuer)

                                COMMON STOCK
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 381680107
                                 (CUSIP Number)
- ----------------------------------------------------------------------------




                                                                   ----
Check the following box if a fee is being paid with this statement. \ X \
                                                                     ----

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described herein; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





























                                Page 1 of 5 pages

                                  SCHEDULE 13G


CUSIP NO. 381680107


1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON

      Ernest R. Vadersen
     ------------------------------------------------------------------

                                                            ----
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \
                                                             ----

                                                            ----
                                                        (b) \   \
                                                             ----

     ------------------------------------------------------------------

3.   SEC USE ONLY
     ------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
     ------------------------------------------------------------------

NUMBER OF     5.  SOLE VOTING POWER    1,344,500
                                    -----------------------------------
SHARES
BENEFICIALLY  5.  SHARED VOTING POWER      -0-
                                      ---------------------------------
OWNED BY
EACH          7.  SOLE DISPOSITIVE POWER   1,344,500
                                         ------------------------------
REPORTING
PERSON WITH   8.  SHARED DISPOSITIVE POWER   -0-
                                           ----------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,344,500
     ------------------------------------------------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN
                                                           ----
     ROW 9 EXCLUDES CERTAIN SHARES*                        \   \
                                                            ----

     ------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      See Item 4
     ------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON*
       IN
     ------------------------------------------------------------------



- ----------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!










                                Page 2 of 5 pages

Item 1(a).     Name of Issuer:
               --------------

               Golf-Technology Holding, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               13000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, Florida 32082

Item 2(a).     Name of Person Filing:
               ---------------------

               Ernest R. Vadersen

Item 2(b).     Address of Principal Business Office:
               ------------------------------------

               13000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, Florida 32082

Item 2(c).     Citizenship:
               -----------

               United States

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock

Item 2(e).     CUSIP Number:
               ------------

               381680107

Item 3.   Type of Reporting Person:
          ------------------------

          This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership as of December 31, 1995:
          ---------------------------------

          (a)  Amount beneficially owned:

               1,344,500

          (b)  Percent of class:

               45.3%

          (c)  Number of shares to which such person has:

          (i)  sole power to vote or direct vote:

               1,344,500

          (ii) shared power to vote or direct vote:

               0




                                Page 3 of 5 pages

          (iii) sole power to dispose or to direct the disposition of:

               1,344,500

          (iv) shared power to dispose or direct the disposition of:

               0

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company.
          --------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certification.
          -------------

          Not applicable.

























                                Page 4 of 5 pages

                                   SIGNATURES


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  June 17, 1996

                             GOLF-TECHNOLOGY HOLDING, INC.

                             By: /s/ Ernest R. Vadersen
                                ------------------------------
                                President and Chief Executive
                                Officer











































                                Page 5 of 5 pages